UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 19, 2024

SCHLUMBERGER N.V. (SCHLUMBERGER LIMITED)

(Exact name of registrant as specified in its charter)

Curaçao	1-4601	52-0684746
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

42 rue Saint-Dominique, Paris, France 75007

5599 San Felipe, Houston, Texas, U.S.A. 77056 (address)

62 Buckingham Gate, London, United Kingdom SW1E 6AJ

Parkstraat 83, The Hague, The Netherlands 2514 JG

(Addresses of principal executive offices and zip or postal codes)

Registrant’s telephone number in the United States, including area code: (713) 513-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
common stock, par value $0.01 per share	SLB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

The First-Quarter 2024 Earnings Release furnished as Exhibit 99 hereto, which is incorporated by reference into this Item 2.02, was posted on the SLB internet website (https://investorcenter.slb.com/financials/quarterly-results) on April 19, 2024. In accordance with General Instructions B.2. of Form 8-K, the information will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as expressly set forth by specific reference in such a filing.

Item 7.01	Regulation FD Disclosure.

On April 19, 2024, SLB issued a press release, a copy of which is furnished with this Form 8-K as Exhibit 99 and incorporated into this Item 7.01 by reference. In accordance with General Instruction B.2. of Form 8-K, the information will not be deemed “filed” for purposes of Section 18 of the Exchange Act, nor will it be deemed incorporated by reference in any filing under the Securities Act, except as expressly set forth by specific reference in such a filing.

Also, see Item 2.02, “Results of Operations and Financial Condition.”

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

The exhibit listed below is furnished pursuant to Item 9.01 of this Form 8-K.

99	First-Quarter 2024 Earnings Release.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHLUMBERGER LIMITED

/s/ Howard Guild
Howard Guild
Chief Accounting Officer

Date: April 19, 2024

Exhibit 99

News Release

SLB Announces First-Quarter 2024 Results, Targeting to Return $7 Billion to Shareholders Over 2024–2025

•	Revenue of $8.71 billion increased 13% year on year

•	GAAP EPS of $0.74 increased 14% year on year

•	EPS, excluding charges and credits, of $0.75 increased 19% year on year

•	Net income attributable to SLB of $1.07 billion increased 14% year on year

•	Adjusted EBITDA of $2.06 billion increased 15% year on year

•	Cash flow from operations was $327 million

•	Board approved quarterly cash dividend of $0.275 per share

KUALA LUMPUR, April 19, 2024—SLB (NYSE: SLB) today announced results for the first-quarter 2024.

First-Quarter Results

	Three Months Ended			(Stated in millions, except per share amounts) Change
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023	Sequential	Year-on-year
Revenue	$8,707	$8,990	$7,736	-3%	13%
Income before taxes - GAAP basis	$1,357	$1,433	$1,161	-5%	17%
Income before taxes margin - GAAP basis	15.6%	15.9%	15.0%	-35 bps	58 bps
Net income attributable to SLB - GAAP basis	$1,068	$1,113	$934	-4%	14%
Diluted EPS - GAAP basis	$0.74	$0.77	$0.65	-4%	14%

Adjusted EBITDA*	$2,057	$2,277	$1,788	-10%	15%
Adjusted EBITDA margin*	23.6%	25.3%	23.1%	-171 bps	51 bps
Pretax segment operating income*	$1,649	$1,868	$1,391	-12%	19%
Pretax segment operating margin*	18.9%	20.8%	18.0%	-184 bps	95 bps
Net income attributable to SLB, excluding charges & credits*	$1,082	$1,243	$906	-13%	19%
Diluted EPS, excluding charges & credits*	$0.75	$0.86	$0.63	-13%	19%

Revenue by Geography
International	$7,056	$7,292	$5,985	-3%	18%
North America	1,598	1,641	1,698	-3%	-6%
Other	53	57	53	n/m	n/m

	$8,707	$8,990	$7,736	-3%	13%

*	These are non-GAAP financial m easures. See sections titled “Divisions” and “Supplem entary Information” for details.

n/m = not meaningful

	(Stated in millions)
	Three Months Ended			Change
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023	Sequential	Year-on-year
Revenue by Division
Digital & Integration	$953	$1,049	$894	-9%	7%
Reservoir Performance	1,725	1,735	1,503	-1%	15%
Well Construction	3,368	3,426	3,261	-2%	3%
Production Systems	2,818	2,944	2,207	-4%	28%
Other	(157)	(164)	(129)	n/m	n/m

	$8,707	$8,990	$7,736	-3%	13%

Pretax Operating Income by Division
Digital & Integration	$254	$356	$265	-29%	-4%
Reservoir Performance	339	371	242	-8%	40%
Well Construction	690	770	672	-10%	3%
Production Systems	400	442	205	-10%	95%
Other	(34)	(71)	7	n/m	n/m

	$1,649	$1,868	$1,391	-12%	19%

Pretax Operating Margin by Division
Digital & Integration	26.6%	34.0%	29.6%	-735 bps	-300 bps
Reservoir Performance	19.7%	21.4%	16.1%	-170 bps	356 bps
Well Construction	20.5%	22.5%	20.6%	-198 bps	-11 bps
Production Systems	14.2%	15.0%	9.3%	-84 bps	490 bps
Other	n/m	n/m	n/m	n/m	n/m

	18.9%	20.8%	18.0%	-184 bps	95 bps

n/m = not meaningful

Exciting Start to the Year

SLB CEO Olivier Le Peuch commented, “We have had an exciting start to the year with our announced agreement to acquire ChampionX Corporation (ChampionX), which will bolster our production and recovery portfolio. We also continued our growth momentum, with a strong first-quarter performance resulting from robust year-on-year revenue and EBITDA growth consistent with our first quarter and full-year guidance.

“Compared to the same quarter last year, revenue increased 13%, EPS (excluding charges and credits) rose 19% to $0.75, adjusted EBITDA grew 15%, and adjusted EBITDA margin expanded year on year for the 13th consecutive quarter. Approximately half of the year-on-year revenue increase came from the Aker subsea business, which was added as part of our OneSubsea joint venture in the fourth quarter of 2023.

“International revenue grew 18% year on year, compensating for a softer North American market where revenue declined 6%. Excluding the contribution of the Aker subsea business, international revenue grew 10%.

“During the quarter, we continued to benefit from our favorable exposure to the international markets, with remarkable year-on-year growth of 29% in the Middle East & Asia, in addition to growth of 18% in Europe & Africa.

“Sequentially, revenue declined 3% both in North America and in the international markets due to seasonality. However, this impact was less pronounced than in prior years as robust activity gains partially offset seasonal effects.

“I want to extend my appreciation to the SLB team for achieving these outstanding results. I look forward to building on this momentum in the coming quarters.”

First Quarter Powered by the Core

“Our Core business—comprising Reservoir Performance, Well Construction, and Production Systems—achieved revenue growth of 13% year on year and expanded pretax segment operating margin by more than 200 basis points (bps). This growth was supported by investments in long-cycle developments and production capacity expansions, particularly in the Middle East & Asia and Latin America.

“Production Systems revenue grew 28% year on year driven by the acquired Aker subsea business. Excluding the contribution of the Aker subsea business, Production Systems revenue grew 6% driven by a double-digit increase in international revenue resulting from higher sales of completions, surface production systems, and artificial lift. Reservoir Performance revenue increased 15% year on year due to increased stimulation, evaluation, and intervention services across all areas on land and offshore and from both exploration and production activity. Well Construction grew 3% year on year driven by a 9% increase in international revenue, led by Middle East & Asia but partially offset by reduced activity in North America.”

Revenue Growth, Margin Expansion, and Returns to Shareholders

“We remain confident in our global revenue growth outlook for 2024, with softness in North America being offset by upside in the international markets. The dynamics of this cycle remain intact, with international and offshore growth taking place across all geographies, benefiting all of our Divisions as we continue to be awarded new contracts, enhancing the quality and longevity of our revenue backlog.

“Our journey of margin expansion continues to be driven by tight service and equipment capacity internationally, increased technology adoption, and further operational efficiency. As a result, we affirm our previous guidance of mid-teens EBITDA growth for the full year.

“Turning specifically to the second quarter, we expect a seasonal rebound in activity in the Northern Hemisphere coupled with robust activity internationally, led by the Middle East, Asia, and Africa. This will drive broad sequential margin expansion across all Divisions and geographies.

“Based on our strong start to the year, confidence in our ability to generate robust cash flows, and the anticipated contribution of the announced ChampionX acquisition, we are targeting to return $7 billion to shareholders over the next two years. This represents a target for returns to shareholders of $3 billion in 2024 and $4 billion in 2025.”

The Momentum Continues

“The oil and gas industry continues to benefit from strong market fundamentals driven by a growing demand outlook. This is resulting in a significant baseload of activity, particularly in the international and offshore markets, closely aligned with the strengths of our business. As the cycle persists, we expect operators to increase their investments in production and reservoir recovery, with the goal of maximizing the efficiency and longevity of their producing assets. This will result in operating expenditures becoming an increasing part of global upstream spending over time.

“We are already benefiting from these investments, and our recently announced agreement to acquire ChampionX will position us to further capture this growing opportunity through the addition of a leading production chemicals portfolio and a complementary artificial lift offering. We look forward to harnessing the strong capabilities of ChampionX to deliver superior performance for our customers.

“There also continues to be a growing emphasis across the industry on emissions reduction. This is presenting an exciting new market for lower-carbon technologies and carbon capture and sequestration (CCS), where we are positioned very well, as exemplified by the expansion of our CCS portfolio with our recent announcement of our agreement to acquire a majority ownership stake in Aker Carbon Capture.

“All in all, the dynamics of the cycle continue to reinforce our strategy and outlook for the future. I look forward to continuing to deliver exceptional service for our customers and results for our stockholders throughout the year.”

Other Events

During the quarter, SLB repurchased 5.4 million shares of its common stock at an average price of $50.13 per share for a total purchase price of $270 million.

On March 27, 2024, SLB announced an agreement to combine its carbon capture business with Aker Carbon Capture (OSE: ACC) to support accelerated industrial decarbonization at scale. Bringing together complementary technology portfolios, leading process design expertise, and an established project delivery platform, the combination will leverage Aker Carbon Capture’s commercial carbon capture product offering and SLB’s new technology developments and industrialization capability. It will create a vehicle for accelerating the introduction of disruptive early-stage technology into the global market on a commercial, proven platform. Following the transaction, SLB will own 80% of the combined business and ACC will own 20%. The transaction is subject to regulatory approvals and other customary closing conditions and is anticipated to close in the second quarter of 2024.

On April 2, 2024, SLB and ChampionX Corporation (NASDAQ: CHX) announced a definitive agreement for SLB to purchase ChampionX in an all-stock transaction. Under the terms of the agreement, ChampionX shareholders will receive 0.735 shares of SLB common stock in exchange for each ChampionX share. At the closing of the transaction, ChampionX shareholders will own approximately 9% of SLB’s outstanding shares of common stock. SLB expects to realize annual pretax synergies of approximately $400 million within the first three years post-closing through incremental revenue and cost savings. The transaction is subject to ChampionX shareholders’ approval, regulatory approvals, and other customary closing conditions. It is anticipated that the closing of the transaction will occur before the end of 2024.

On April 19, 2024, SLB’s Board of Directors approved a quarterly cash dividend of $0.275 per share of outstanding common stock, payable on July 11, 2024, to stockholders of record on June 5, 2024.

First-Quarter Revenue by Geographical Area

	(Stated in millions)
	Three Months Ended			Change
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023	Sequential	Year-on-year
North America	$1,598	$1,641	$1,698	-3%	-6%
Latin America	1,654	1,722	1,617	-4%	2%
Europe & Africa*	2,322	2,429	1,974	-4%	18%
Middle East & Asia	3,080	3,141	2,394	-2%	29%
Eliminations & other	53	57	53	n/m	n/m

	$8,707	$8,990	$7,736	-3%	13%

International	$7,056	$7,292	$5,985	-3%	18%
North America	$1,598	$1,641	$1,698	-3%	-6%

*	Includes Russia and the Caspian region

n/m = not meaningful

International

Revenue in Latin America of $1.65 billion increased 2% year on year due to higher sales of production systems in Brazil and robust drilling activity in Argentina, partially offset by reduced drilling revenue in Mexico. Sequentially, revenue decreased 4% due to lower drilling revenue in Mexico and reduced Asset Performance Solutions (APS) revenue in Ecuador.

Europe & Africa revenue of $2.32 billion increased 18% year on year with growth driven by the acquired Aker subsea business, primarily in Scandinavia. The growth was further boosted by intensified offshore exploration, drilling, and production activity in West Africa. Sequentially, revenue decreased 4% due to seasonal activity reductions, mainly in Europe and Scandinavia.

Revenue in the Middle East & Asia of $3.08 billion increased 29% year on year due to higher drilling, intervention, and evaluation activity in Saudi Arabia, Egypt, United Arab Emirates, Oman, Kuwait, and across Southeast Asia and Australia. Sequentially, revenue decreased 2% due to seasonally lower activity and the absence of year-end product sales.

North America

North America revenue of $1.60 billion decreased 6% year on year due to reduced drilling activity in US land and lower APS revenue in Canada, while offshore revenue was flat. Sequentially, North America revenue decreased 3% on lower sales of production systems in the US Gulf of Mexico while revenue in US land was essentially flat.

First-Quarter Results by Division

Digital & Integration

	(Stated in millions)
	Three Months Ended			Change
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023	Sequential	Year-on-year
Revenue
International	$717	$790	$642	-9%	12%
North America	236	257	251	-8%	-6%
Other	—	2	1	n/m	n/m

	$953	$1,049	$894	-9%	7%

Pretax operating income	$254	$356	$265	-29%	-4%
Pretax operating margin	26.6%	34.0%	29.6%	-735 bps	-300 bps

n/m = not meaningful

Digital & Integration revenue of $953 million increased 7% year on year as a result of growth in digital sales in the international markets while APS revenue was flat year on year. Sequentially, revenue experienced a seasonal decline of 9% following strong year-end digital sales.

Digital & Integration pretax operating margin of 27% contracted 300 bps year on year and 735 bps sequentially. The pretax operating margin decreased year on year due to the effects of higher APS amortization expense and lower gas prices. Sequentially, pretax operating margin contracted primarily due to seasonally lower digital sales.

Reservoir Performance

	(Stated in millions)
	Three Months Ended			Change
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023	Sequential	Year-on-year
Revenue
International	$1,592	$1,611	$1,380	-1%	15%
North America	130	123	120	6%	8%
Other	3	1	3	n/m	n/m

	$1,725	$1,735	$1,503	-1%	15%

Pretax operating income	$339	$371	$242	-8%	40%
Pretax operating margin	19.7%	21.4%	16.1%	-170 bps	356 bps

n/m = not meaningful

Reservoir Performance revenue of $1.72 billion grew 15% year on year due to increased stimulation, evaluation, and intervention services across all areas on land and offshore and from both exploration and production activity. More than 70% of the revenue growth was recorded in the Middle East & Asia. Sequentially, revenue decreased 1% as the seasonal activity reductions in Russia and Asia were partially offset by activity increases in the Middle East, North America, and Europe & Africa.

Reservoir Performance pretax operating margin of 20% expanded 356 bps year on year with profitability improving across the international markets driven by higher activity and improved pricing from increased technology intensity in evaluation and stimulation. Sequentially, pretax operating margin contracted 170 bps as a result of the seasonal revenue decline in intervention activity internationally.

Well Construction

	(Stated in millions)
	Three Months Ended			Change
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023	Sequential	Year-on-year
Revenue
International	$2,707	$2,748	$2,493	-1%	9%
North America	604	614	711	-2%	-15%
Other	57	64	57	n/m	n/m

	$3,368	$3,426	$3,261	-2%	3%

Pretax operating income	$690	$770	$672	-10%	3%
Pretax operating margin	20.5%	22.5%	20.6%	-198 bps	-11 bps

n/m = not meaningful

Well Construction revenue of $3.37 billion increased 3% year on year driven by strong international activity, primarily in the Middle East & Asia, partially offset by declining revenue in North America and Latin America. Sequentially, revenue was 2% lower due to seasonal activity reductions across all areas.

Well Construction pretax operating margin of 20% was essentially flat year on year, expanding internationally due to robust activity increases in measurements and fluids, but partially offset by margin contraction in North America. Sequentially, pretax operating margin contracted 198 bps due to the seasonal decline in activity.

Production Systems

	(Stated in millions)
	Three Months Ended			Change
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023	Sequential	Year-on-year
Revenue
International	$2,164	$2,276	$1,574	-5%	37%
North America	647	666	626	-3%	3%
Other	7	2	7	n/m	n/m

	$2,818	$2,944	$2,207	-4%	28%

Pretax operating income	$400	$442	$205	-10%	95%
Pretax operating margin	14.2%	15.0%	9.3%	-84 bps	490 bps

n/m = not meaningful

Production Systems revenue of $2.82 billion increased 28% year on year, mainly due to the acquisition of the Aker subsea business. Excluding the effects of the Aker subsea acquisition, revenue grew 6% year on year driven by double-digit international sales. Organic year-on-year growth was led by strong international sales of completions, surface production systems, and artificial lift, partially offset by reduced sales of midstream production systems. The sequential revenue decline was driven by seasonally lower sales of subsea production systems, artificial lift, and midstream production systems.

Production Systems pretax operating margin expanded 490 bps year on year due to improved profitability in subsea production systems, completions, surface production systems, and artificial lift driven by activity mix, execution efficiency, and conversion of improved-price backlog. Sequentially, pretax operating margin contracted due to seasonally lower sales.

Quarterly Highlights

CORE

Contract Awards

SLB continues to win new contract awards that align with SLB’s core strengths, particularly in the international and offshore basins. Notable highlights include the following:

•

In Brazil, SLB secured an integrated drilling contract in the Búzios, Atapu, and Sepia fields. The three-year scope, from 2025 to 2028, includes drilling services, drill bits and fluids, mudlogging, managed-pressure-while-drilling wireline services, cementing, fishing and remediation tools, and wellbore cleanup.

•

Also in Brazil, Petrobras awarded SLB a technology framework agreement to develop an autonomous light workover intervention system that will eliminate the need for a deepwater rig. This two-and-a-half-year contract will be locally developed and will determine the feasibility of a cost-effective platform to execute light interventions offshore.

•

In Libya, Arkenu awarded SLB an Integrated Production Services contract with a minimum term of eight years. With a scope of more than 150 wells, operations will include reactivating shut-in wells, drilling reentries/sidetracks, and upgrading existing surface facilities. These initiatives expand SLB offerings in the country for optimizing oil and gas production in a cost-effective and sustainable manner.

•

Also in Libya, Mabruk Oil Operations awarded SLB a second three-year contract to deploy an “express” early production facility (EPF). As a key part of the Production ExPRESS™ rapid production response solutions portfolio, the express EPF will mobilize existing, fit-for-purpose SLB technologies, enabling the operator to fast-track the production of 25,000 barrels per day, reducing cash flow exposure while dealing with unknown reservoir dynamics. The integration of zero-flaring technology in Production ExPRESS solutions aids in compliance with regulatory requirements and reduces the environmental impact of production facilities.

•

In Iraq, Eni Iraq BV awarded SLB two contracts for integrated well construction services, which will start by the second quarter of 2024. The scope of the first contract, a rollover of a current contract, includes 18 wells with two rigs. The scope of the second contract covers 16 wells with two additional rigs.

•

In Oman, bp has awarded a substantial contract extension to SLB for the provision of stimulation services. The five-year extension reflects the strong partnership and mutual agreement to continue collaborating on efficiency and sustainability roadmaps. These initiatives aim to reduce upstream stimulation services sector emissions, demonstrating our shared commitment to environmental stewardship and sustainable practices.

•

In the Philippines, Prime Energy Resources Development B.V. awarded OneSubsea a contract for the supply of subsea production systems for the Malampaya gas field expansion. The contract scope is for Phase 4 of the Malampaya development inclusive of all hardware for the addition of two new wells. OneSubsea will deliver capital-efficient, standard configurable systems comprising subsea trees, wellheads, and controls. The first delivery of equipment is expected in December 2024, with field development goals targeted to deliver first gas in 2026.

•

In Malaysia, two national oil companies awarded contracts to SLB for work for the two-year period 2024–2025. These contracts cover well testing and tubing-conveyed perforating completion work for exploration offshore Malaysia.

Technology and Performance

Notable technology introductions and deployment in the quarter include the following:

•

In Guyana, SLB technologies set a new standard for performance in an open-water-work campaign for ExxonMobil Guyana. Advanced SLB tools deployed in the 13-well campaign improved the rate of penetration by 60%, reduced the time for gyro surveys by 85%, and improved steering by 20%. The campaign saw the first use of a 26-inch polycrystalline diamond cutter bit in Guyana, the application of the GyroLink™ definitive gyro-while-drilling service, and the first global implementation of a nine-inch DynaForce™ high-performance drilling motor integrated with the DynaPower XE™ extreme-environment motor elastomer in the PowerDrive vorteX™ powered rotary steerable system. The first use in Guyana of an AccuStrike™ short-makeup drill bit expanded the performance capabilities in complex trajectory wells.

•

Also in Guyana, the SLB SureRock™ enhanced sidewall coring solution was utilized as a key enabler to avoid drilling a bypass well for whole core in the Stabroek Block. Using advanced digital capabilities and real-time insights from nearby wells, ExxonMobil Guyana Limited (EMGL) and SLB established an efficient strategy that acquired 118 sidewall cores in only two runs, representing a recovery rate of 96%. Through elimination of the bypass well, EMGL saved 15 days of rig time, equating to 2,550 metric tons of CO2 emissions, while achieving all formation evaluation objectives.

•

In Norway, SLB innovative technology solutions and commitment to excellence were integral in supporting Aker BP in drilling the longest exploration well in Norway with more than 6,000 meters drilled in the reservoir. This cooperation resulted in technological milestones that enabled drilling horizontally for long intervals in the reservoir and acquiring a large volume of data critical to the field development while supporting a significant oil discovery.

•

In Thailand, a production enhancement campaign using the ReSOLVE iX™ intelligent extreme wireline intervention service successfully restored production in four offshore gas wells experiencing scale issues. The tool’s downhole sensors enabled real-time monitoring of scale milling performance at high temperatures. Deployment of the tool on electric wireline lowered overall operational cost and the carbon footprint.

•

In Indonesia, SLB contributed to the success of Mubadala Energy’s Layaran-1 exploration well with bundled services that included well construction, reservoir performance analysis, and a subsea landing string. The deployment of the full deepwater services package in high-temperature operations proved the robustness and value of these high-end technologies. This was Mubadala Energy’s first deepwater well in a field that is estimated to contribute an additional six trillion cubic feet to Indonesia’s gas reserves.

Decarbonization

SLB is focused on developing and implementing technologies that can reduce emissions and environmental impact with practical, quantifiably proven solutions. Highlights include the following:

•

In the Midland Basin, SLB received an award from Pioneer Natural Resources recognizing its work in reducing greenhouse gas emissions through use of the EcoShield™ geopolymer cement-free system and PowerDrive Orbit™ rotary steerable system. Through the use of these SLB technologies, Pioneer was able to increase drilling efficiency in addition to reducing carbon emissions.

•

In Guyana, SLB completed the field trial of an environmentally friendly weighting agent to replace barite in dynamic kill drilling mud for ExxonMobil Guyana. The thermally processed recovered solids (TPRS) material is derived from recycled synthetic-based drilling mud waste. The two successful field trial wells realized the benefits of reduced waste; reduced carbon footprint and trucking traffic associated with transportation of TPRS to landfill sites; and reduced carbon footprint associated with grinding, mining, and transportation of barite to Guyana—approximately 54,540 kilograms for the field trial wells alone.

•

In the Netherlands, ONE-Dyas has awarded SLB a contract to supply Cameron wellhead and production tree systems for the initial five well development in the N05-A project. Platform N05-A will be the first Dutch offshore gas treatment platform in the North Sea to run entirely on wind energy, which will be supplied by a nearby wind farm. The system includes surface electric actuators installed on the tree valves. This utilization of an electric surface actuator on a production tree offshore is an industry first. Electric surface actuators enable smaller footprints, near-zero emissions during production, and highly reliable unmanned facilities. Delivery is expected by the fourth quarter of 2024.

•

In Oman, MedcoEnergi has successfully started to deploy the EcoShield low-carbon geopolymer cement-free system, paving the way to decarbonize the company’s cementing operations. The first deployment in Oman resulted in complete elimination of conventional Class G cement and the use of sustainable locally sourced materials during the cementing of surface casing. This job achieved an estimated 87% reduction in CO2e emissions when compared to the conventional surface casing cementing job and represents a major milestone for MedcoEnergi and SLB in aligning with the industry’s path to net zero. Jobs for the EcoShield low-carbon system were designed and executed using standard oilfield cementing workflows and pumping equipment and showed identical drilling parameters to those of conventional cement systems.

DIGITAL

SLB is deploying digital technology at scale, partnering with customers to migrate their technology and workflows into the cloud, embrace new AI-enabled capabilities, and leverage insights to elevate their performance. Notable highlights include the following:

Contract Awards

•

In India, Oil and Natural Gas Company (ONGC) awarded SLB a seven-year digital transformation project to deploy an integrated reporting platform for more than 180 drilling and workover rigs. The project aims to standardize and automate reporting for drilling, completion, and workover activities across all ONGC assets and use the improved visualization and analytics to make data-driven decisions at the enterprise level. The project will serve as the foundation to drive strategic planning and optimize asset performance using AI and machine learning workflows across exploration and production operations in both onshore and offshore environments.

•

Also in India, Oil and Natural Gas Company, Neela Heera asset (ONGC-NH) has awarded SLB a three-year project to deploy an integrated digital analytics system at its second-largest producing field in western offshore India. The advanced system integrates huge volumes of production data into a consolidated dashboard for visualization at the enterprise level and encompasses wells, facilities, and 15 technical workflows developed at INNOVATION FACTORI for production surveillance and optimization. Use of the Pipesim™ steady-state multiphase flow simulator will enable proactive decisions by rapidly identifying bottlenecks and operational challenges. By minimizing unnecessary offshore and regional trips, the initiative will mitigate HSE risks.

•

In Pakistan, Oil & Gas Development Company Limited (OGDCL) has partnered with SLB to launch Pakistan’s first digital drilling hub. The collaboration pioneers advanced engineering algorithms, automation, AI, and machine learning technologies to optimize drilling efficiency for a challenging drilling campaign in northern Pakistan, using the DrillPlan™ coherent well planning and engineering solutions and DrillOps™ intelligent well delivery and insight solutions. The initiative represents a significant advancement in digitalizing the drilling operations of Pakistan’s energy sector to enhance operational efficiency, reduce costs, and promote sustainable oil and gas exploration in the country.

Digital Enablement

•

In the Republic of the Congo, Eni deployed advanced AI-driven drilling automation technology from SLB on the drilling campaign of an LNG development. The automation helped deliver 1,071 meters in a single day, with the gross rate of penetration doubled compared to the field average. Teams from Eni and SLB worked in close collaboration using integrated digital technologies from SLB, starting with the DrillPlan coherent well planning and engineering solutions. The well plans were executed by DrillOps Automate working in harmony with DrillPilot™ rig floor equipment sequencing software and downhole rotary steerable system technologies enabled by the TruLink™ definitive dynamic survey-while-drilling service and Orion fast telemetry.

•

In Oman, Medco Oman LLC awarded a contract to SLB for an automated drilling performance measurement and analysis service. The service will leverage digital technologies to assess current rig performance to identify and mitigate dynamic risks, such as the potential for stuck-pipe incidents. This initiative aims to enhance Medco’s operational performance, reduce nonproductive time, and minimize lost time. The project marks the beginning of a digital transformation journey as SLB and Medco collaborate on Oman’s first in-country cloud deployment. The project will apply digital technologies powered by AI to Oman’s drilling operations and will create a digital platform for an integrated well construction workflow.

•

In the US, Extreme and INNOVATION FACTORI collaborated directly with their service company customers, such as Total Directional Services, LLC, to develop a next-generation drilling data delivery tool that enables customers to access their data quickly and more efficiently. The Extreme automated digital workflows enable customers to maximize the value of their rotary steerable system data. Integration with the Dataiku AI platform accelerates the process of deriving insights from the datasets. Additional rapid customization and scalable development are delivered through the INNOVATION FACTORI network.

NEW ENERGY

SLB continues to participate in the global transition to low-carbon energy systems through innovative technology and strategic partnerships, including the following:

•

SLB is participating as the technology deployment partner in two CCS projects that have been selected for award negotiations by the US Department of Energy Office of Clean Energy Demonstrations. The first is in partnership with TDA Research to deploy a carbon capture system at the Wyoming Integrated Test Center located outside of Basin Electric’s Dry Fork Station, a coal-fired power plant in Gillette, Wyoming. The second is in partnership with RTI International, International Paper, and Amazon for a carbon capture pilot project planned at International Paper’s Vicksburg Containerboard Mill in Mississippi. In the first phase of both projects, SLB will conduct a robust front-end-engineering-design. Together, these projects would pilot two early-stage carbon capture technologies with the aim to economically capture 278,000 metric tons of CO2 annually.

•

In Australia, SLB completed a fully integrated CO2 injection test for Mitsui E&P Australia’s Cygnus CCS hub. SLB provided the carbon storage evaluation and designed and supervised the innovative CO2 injection system from concept to execution, utilizing technical expertise and technologies such as the Olga™ dynamic multiphase flow simulator and Symmetry™ process simulation software. The Cygnus project, in the Mid-West region of Western Australia, aims to reduce emissions from Mitsui facilities and support other industries in the decarbonization of their operations.

•

In the Philippines, Energy Development Corporation awarded SLB contracts for a geothermal project covering a period of three years. The contracts include acidizing, cementing, and mudlogging work for geothermal wells.

•

In the United States, Eversource, an energy provider in Connecticut, Massachusetts, and New Hampshire, has partnered with SLB’s Celsius Energy for the first utility-owned networked geothermal heating and cooling system in the US. The completed geothermal network will connect 140 customers across nearly 40 buildings in Framingham, Massachusetts. To date, Celsius Energy, chosen for its unique borehole design and drilling, has managed the installation of 90 boreholes for Eversource’s pilot program. Using its unique pyramid solution instead of the conventional large field of vertical boreholes connected via surface piping, Celsius Energy significantly reduced the surface footprint and reduced required surface piping by 74%.

FINANCIAL TABLES

Condensed Consolidated Statement of Income

	(Stated in millions, except per share amounts)
	Three Months
Periods Ended March 31,	2024	2023
Revenue	$8,707	$7,736
Interest & other income (1)	84	92
Expenses
Cost of revenue (1)	7,007	6,285
Research & engineering	182	174
General & administrative	121	91
Merger & integration (1)	11	—
Interest	113	117

Income before taxes (1)	$1,357	$1,161
Tax expense (1)	259	217

Net income (1)	$1,098	$944
Net income attributable to noncontrolling interests (1)	30	10

Net income attributable to SLB (1)	$1,068	$934

Diluted earnings per share of SLB (1)	$0 .74	$0.65

Average shares outstanding	1,431	1,426
Average shares outstanding assuming dilution	1,447	1,446

Depreciation & amortization included in expenses (2)	$600	$563

(1)	See section entitled “Charges & Credits” for details.
(2)	Includes depreciation of fixed assets and amortization of intangible assets, exploration data costs, and APS investments.

Condensed Consolidated Balance Sheet

		(Stated in millions)
Assets	Mar. 31, 2024	Dec. 31, 2023
Current Assets
Cash and short-term investments	$3,491	$3,989
Receivables	8,222	7,812
Inventories	4,549	4,387
Other current assets	1,438	1,530

	17,700	17,718
Investment in affiliated companies	1,606	1,624
Fixed assets	7,253	7,240
Goodwill	14,086	14,084
Intangible assets	3,167	3,239
Other assets	4,044	4,052

	$47,856	$47,957

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$10,051	$10,904
Estimated liability for taxes on income	987	994
Short-term borrowings and current portion of long-term debt	1,430	1,123
Dividends payable	411	374

	12,879	13,395
Long-term debt	10,740	10,842
Postretirement benefits	177	175
Other liabilities	2,137	2,186

	25,933	26,598
Equity	21,923	21,359

	$47,856	$47,957

Liquidity

		(Stated in millions)
	Mar. 31,	Dec. 31,	Mar. 31,
Components of Liquidity	2024	2023	2023
Cash and short-term investments	$3,491	$3,989	$2,504
Short-term borrowings and current portion of long-term debt	(1,430)	(1,123)	(2,140)
Long-term debt	(10,740)	(10,842)	(10,698)

Net Debt(1)	$(8,679)	$(7,976)	$(10,334)

Details of changes in liquidity follow:

Periods Ended March 31,	Three Months 2024	Three Months 2023
Net income	$1,098	$944
Charges and credits, net of tax (2)	19	(28)

	1,117	916

Depreciation and amortization (3)	600	563
Stock-based compensation expense	100	81
Change in working capital	(1,486)	(1,230)
Other	(4)	—

Cash flow from operations	327	330

Capital expenditures	(399)	(410)
APS investments	(121)	(133)
Exploration data capitalized	(29)	(52)

Free cash flow (4)	(222)	(265)

Dividends paid	(357)	(249)
Stock repurchase program	(270)	(230)
Proceeds from employee stock plans	115	121
Business acquisitions and investments, net of cash acquired	(27)	(244)
Purchases of Blue Chip Swap securities	(52)	(38)
Proceeds from sale of Blue Chip Swap securities	34	26
Proceeds from sale of Liberty shares	—	137
Taxes paid on net settled stock-based compensation awards	(78)	(88)
Other	58	(72)

Decrease in net debt before impact of changes in foreign exchange rates	(799)	(902)
Impact of changes in foreign exchange rates on net debt	96	(100)

Decrease in Net Debt	(703)	(1,002)
Net Debt, beginning of period	(7,976)	(9,332)

Net Debt, end of period	$(8,679)	$(10,334)

(1)

“Net Debt” represents gross debt less cash and short-term investments. Management believes that Net Debt provides useful information to investors and management regarding the level of SLB’s indebtedness by reflecting cash and investments that could be used to repay debt. Net Debt is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, total debt.

(2)	See section entitled “Charges & Credits” for details.
(3)	Includes depreciation of fixed assets and amortization of intangible assets, exploration data costs, and APS investments.
(4)

“Free cash flow” represents cash flow from operations less capital expenditures, APS investments, and exploration data costs capitalized. Management believes that free cash flow is an important liquidity measure for the company and that it is useful to investors and management as a measure of SLB’s ability to generate cash. Once business needs and obligations are met, this cash can be used to reinvest in the company for future growth or to return to shareholders through dividend payments or share repurchases. Free cash flow does not represent the residual cash flow available for discretionary expenditures. Free cash flow is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, cash flow from operations.

Charges & Credits

In addition to financial results determined in accordance with US generally accepted accounting principles (GAAP), this first-quarter 2024 earnings release also includes non-GAAP financial measures (as defined under the SEC’s Regulation G). In addition to the non-GAAP financial measures discussed under “Liquidity”, SLB net income, excluding charges & credits, as well as measures derived from it (including diluted EPS, excluding charges & credits; effective tax rate, excluding charges & credits; adjusted EBITDA and adjusted EBITDA margin) are non-GAAP financial measures. Management believes that the exclusion of charges & credits from these financial measures provide useful perspective on SLB’s underlying business results and operating trends, and a means to evaluate SLB’s operations period over period. These measures are also used by management as performance measures in determining certain incentive compensation. The foregoing non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP. The following is a reconciliation of certain of these non-GAAP measures to the comparable GAAP measures. For a reconciliation of adjusted EBITDA to the comparable GAAP measure, please refer to the section titled “Supplementary Information” (Question 9).

		(Stated in millions, except per share amounts)
	First Quarter 2024
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$1,357	$259	$30	$1,068	$0.74
Merger & integration (1)	25	6	5	14	0.01

SLB net income, excluding charges & credits	$1,382	$265	$35	$1,082	$0.75

	First Quarter 2023
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$1,161	$217	$10	$934	$0.65
Gain on sale of Liberty shares (2)	(36)	(8)	—	(28)	(0.02)

SLB net income, excluding charges & credits	$1,125	$209	$10	$906	$0.63

	Fourth Quarter 2023
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$1,433	$284	$36	$1,113	$0.77
Merger & integration (3)	56	8	8	40	0.03
Argentina devaluation (4)	90	—	—	90	0.06

SLB net income, excluding charges & credits	$1,579	$292	$44	$1,243	$0.86

(1)	$14 million of these charges were classified in Cost of revenue in the Condensed Consolidation Statement of Income with the remaining $11 million classified in Merger & integration.
(2)	Classified in Interest & other income in the Condensed Consolidated Statement of Income.
(3)	$45 million of these charges were classified in Merger & integration in the Condensed Consolidated Statement of Income with the remaining $11 million classified in Cost of revenue.
(4)	Classified in Cost of revenue in the Condensed Consolidated Statement of Income.

Divisions

					(Stated in millions)
	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023		Mar. 31, 2023
	Revenue	Income Before Taxes	Revenue	Income Before Taxes	Revenue	Income Before Taxes
Digital & Integration	$953	$254	$1,049	$356	$894	$265
Reservoir Performance	1,725	339	1,735	371	1,503	242
Well Construction	3,368	690	3,426	770	3,261	672
Production Systems	2,818	400	2,944	442	2,207	205
Eliminations & other	(157)	(34)	(164)	(71)	(129)	7

Pretax segment operating income		1,649		1,868		1,391
Corporate & other		(191)		(193)		(169)
Interest income(1)		34		30		17
Interest expense(1)		(110)		(126)		(114)
Charges & credits(2)		(25)		(146)		36

	$8,707	$1,357	$8,990	$1,433	$7,736	$1,161

(1)	Excludes amounts, which are included in the segments’ results.
(2)	See section entitled “Charges & Credits” for details.

Supplementary Information

Frequently Asked Questions

1)	What is the capital investment guidance for the full-year 2024?

Capital investment (consisting of capex, exploration data costs, and APS investments) for the full-year 2024 is expected to be approximately $2.6 billion, which is the same level as full-year 2023.

2)	What were cash flow from operations and free cash flow for the first quarter of 2024?

Cash flow from operations for the first quarter of 2024 was $327 million and free cash flow was negative $222 million.

3)	What was included in “Interest & other income” for the first quarter of 2024?

“Interest & other income” for the first quarter of 2024 was $84 million. This consisted of interest income of $38 million and earnings of equity method investments of $46 million.

4)	How did interest income and interest expense change during the first quarter of 2024?

Interest income of $38 million for the first quarter of 2024 decreased $2 million sequentially. Interest expense of $113 million decreased $17 million sequentially.

5)	What is the difference between SLB’s consolidated income before taxes and pretax segment operating income?

The difference consists of corporate items, charges and credits, and interest income and interest expense not allocated to the segments, as well as stock-based compensation expense, amortization expense associated with certain intangible assets, certain centrally managed initiatives, and other nonoperating items.

6)	What was the effective tax rate (ETR) for the first quarter of 2024?

The ETR for the first quarter of 2024, calculated in accordance with GAAP, was 19.1% as compared to 19.9% for the fourth quarter of 2023. Excluding charges and credits, the ETR for the first quarter of 2024 was 19.1% and for the fourth quarter of 2023 was 18.5%.

7)	How many shares of common stock were outstanding as of March 31, 2024, and how did this change from the end of the previous quarter?

There were 1.429 billion shares of common stock outstanding as of March 31, 2024, and 1.427 billion shares outstanding as of December 31, 2023.

(Stated in millions)
Shares outstanding at December 31, 2023	1,427
Shares issued under employee stock purchase plan	2
Shares issued to optionees, less shares exchanged	—
Vesting of restricted stock	5
Stock repurchase program	(5)

Shares outstanding at March 31, 2024	1,429

8)

What was the weighted average number of shares outstanding during the first quarter of 2024 and fourth quarter of 2023? How does this reconcile to the average number of shares outstanding, assuming dilution, used in the calculation of diluted earnings per share?

The weighted average number of shares outstanding was 1.431 billion during the first quarter of 2024 and 1.429 billion during the fourth quarter of 2023. The following is a reconciliation of the weighted average shares outstanding to the average number of shares outstanding, assuming dilution, used in the calculation of diluted earnings per share.

	(Stated in millions)
	First Quarter 2024	Fourth Quarter 2023
Weighted average shares outstanding	1,431	1,429
Unvested restricted stock	15	16
Assumed exercise of stock options	1	1

Average shares outstanding, assuming dilution	1,447	1,446

9)	What was SLB’s adjusted EBITDA in the first quarter of 2024, the fourth quarter of 2023, and the first quarter of 2023?

SLB’s adjusted EBITDA was $2.057 billion in the first quarter of 2024, $2.277 billion in the fourth quarter of 2023, and $1.788 billion in the first quarter of 2023, and was calculated as follows:

	(Stated in millions)
	First Quarter 2024	Fourth Quarter 2023	First Quarter 2023
Net income attributable to SLB	$1,068	$1,113	$934
Net income attributable to noncontrolling interests	30	36	10
Tax expense	259	284	217

Income before taxes	$1,357	$1,433	$1,161
Charges & credits	25	146	(36)
Depreciation and amortization	600	609	563
Interest expense	113	130	117
Interest income	(38)	(41)	(17)

Adjusted EBITDA	$2,057	$2,277	$1,788

Adjusted EBITDA represents income before taxes, excluding charges & credits, depreciation and amortization, interest expense, and interest income. Management believes that adjusted EBITDA is an important profitability measure for SLB and that it provides useful perspective on SLB’s underlying business results and operating trends, and a means to evaluate SLB’s operations period over period. Adjusted EBITDA is also used by management as a performance measure in determining certain incentive compensation. Adjusted EBITDA should be considered in addition to, not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP.

10)	What were the components of depreciation and amortization expense for the first quarter of 2024, the fourth quarter of 2023, and the first quarter of 2023?

The components of depreciation and amortization expense for the first quarter of 2024, the fourth quarter of 2023, and the first quarter of 2023 were as follows:

	(Stated in millions)
	First Quarter 2024	Fourth Quarter 2023	First Quarter 2023
Depreciation of fixed assets	$377	$380	$347
Amortization of intangible assets	81	83	76
Amortization of APS investments	113	111	91
Amortization of exploration data costs capitalized	29	35	49

	$600	$609	$563

11)	What Divisions comprise SLB’s Core business and what was their revenue and pretax operating income for the first quarter of 2024 and the first quarter of 2023?

SLB’s Core business comprises the Reservoir Performance, Well Construction, and Production Systems Divisions. SLB’s Core business revenue and pretax operating income for the first quarter of 2024 and first quarter of 2023 are calculated as follows:

	Three Months Ended
	Mar. 31, 2024	Mar. 31, 2023	Change
Revenue
Reservoir Performance	$1,725	$1,503
Well Construction	3,368	3,261
Production Systems	2,818	2,207

	$7,911	$6,971	13%

Pretax Operating Income
Reservoir Performance	$339	$242
Well Construction	690	672
Production Systems	400	205

	$1,429	$1,119	28%

Pretax Operating Margin
Reservoir Performance	19.7%	16.1%
Well Construction	20.5%	20.6%
Production Systems	14.2%	9.3%

	18.1%	16.1%	202 bps

About SLB

SLB (NYSE: SLB) is a global technology company driving energy innovation for a balanced planet. With a global presence in more than 100 countries and employees representing almost twice as many nationalities, we work each day on innovating oil and gas, delivering digital at scale, decarbonizing industries, and developing and scaling new energy systems that accelerate the energy transition. Find out more at slb.com.

Conference Call Information

SLB will hold a conference call to discuss the earnings press release and business outlook on Friday, April 19, 2024. The call is scheduled to begin at 9:30 a.m. US Eastern time. To access the call, which is open to the public, please contact the conference call operator at +1 (844) 721-7241 within North America, or +1 (409) 207-6955 outside North America, approximately 10 minutes prior to the call’s scheduled start time, and provide the access code 8858313. At the conclusion of the conference call, an audio replay will be available until May 19, 2024, by dialing +1 (866) 207-1041 within North America, or +1 (402) 970-0847 outside North America, and providing the access code 4812789. The conference call will be webcast simultaneously at www.slb.com/irwebcast on a listen-only basis. A replay of the webcast will also be available at the same website until May 19, 2024.

Investors	Media
James R. McDonald – SVP, Investor Relations & Industry Affairs, SLB Joy V. Domingo – Director of Investor Relations, SLB Tel: +1 (713) 375-3535 Email: investor-relations@slb.com	Josh Byerly – Vice President of Communications, SLB Moira Duff – Director of External Communications, SLB Tel: +1 (713) 375-3407 Email: media@slb.com

###

Forward-Looking Statements

This first-quarter 2024 earnings press release, as well as other statements we make, contain “forward-looking statements” within the meaning of the federal securities laws, which include any statements that are not historical facts. Such statements often contain words such as “expect,” “may,” “can,” “believe,” “predict,” “plan,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “outlook,” “expectations,” “estimate,” “intend,” “anticipate,” “ambition,” “goal,” “target,” “scheduled,” “think,” “should,” “could,” “would,” “will,” “see,” “likely,” and other similar words. Forward-looking statements address matters that are, to varying degrees, uncertain, such as statements about our financial and performance targets and other forecasts or expectations regarding, or dependent on, our business outlook; growth for SLB as a whole and for each of its Divisions (and for specified business lines, geographic areas, or technologies within each Division); oil and natural gas demand and production growth; oil and natural gas prices; forecasts or expectations regarding energy transition and global climate change; improvements in operating procedures and technology; capital expenditures by SLB and the oil and gas industry; our business strategies, including digital and “fit for basin,” as well as the strategies of our customers; our capital allocation plans, including dividend plans and share repurchase programs; our APS projects, joint ventures, and other alliances; the impact of the ongoing conflict in Ukraine on global energy supply; access to raw materials; future global economic and geopolitical conditions; future liquidity, including free cash flow; and future results of operations, such as margin levels. These statements are subject to risks and uncertainties, including, but not limited to, changing global economic and geopolitical conditions; changes in exploration and production spending by our customers, and changes in the level of oil and natural gas exploration and development; the results of operations and financial condition of our customers and suppliers; the inability to achieve our financial and performance targets and other forecasts and expectations; the inability to achieve our net-zero carbon emissions goals or interim emissions reduction goals; general economic, geopolitical, and business conditions in key regions of the world; the ongoing conflict in Ukraine; foreign currency risk; inflation; changes in monetary policy by governments; pricing pressure; weather and seasonal factors; unfavorable effects of health pandemics; availability and cost of raw materials; operational modifications, delays, or cancellations; challenges in our supply chain; production declines; the extent of future charges; the inability to recognize efficiencies and other intended benefits from our business strategies and initiatives, such as digital or new energy, as well as our cost reduction strategies; changes in government regulations and regulatory requirements, including those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, and climate-related initiatives; the inability of technology to meet new challenges in exploration; the competitiveness of alternative energy sources or product substitutes; and other risks and uncertainties detailed in this press release and our most recent Forms 10-K, 10-Q, and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”).

This press release also includes forward-looking statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction. Factors and risks that may impact future results and performance include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX, including the possibility that ChampionX stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers, and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change, or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by ChampionX stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction, as well as the risk factors discussed in SLB’s and ChampionX’s most recent Forms 10-K, 10-Q, and 8-K filed with or furnished to the SEC.

If one or more of these or other risks or uncertainties materialize (or the consequences of any such development changes), or should our underlying assumptions prove incorrect, actual results or outcomes may vary materially from those reflected in our forward-looking statements. Forward-looking and other statements in this press release regarding our environmental, social, and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking environmental, social, and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Statements in this press release are made as of the date of this release, and SLB disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events, or otherwise.

Additional Information about the Transaction with ChampionX and Where to Find It

In connection with the proposed transaction with ChampionX, SLB intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of ChampionX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SLB, ChampionX and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SLB, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SLB’s proxy statement for its 2024 Annual General Meeting of Stockholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000130817924000033/lslb2024_def14a.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Director Compensation”, “Security Ownership by Management and Our Board”, “Compensation Discussion and Analysis”, “2023 Compensation Decisions and Results”, “Elements of 2023 Total Compensation”, “Long-Term Equity Incentive Awards”, “Executive Compensation Tables”, “Grants of Plan-Based Awards in 2023”, “Outstanding Equity Awards at Year-End 2023”, “Potential Payments Upon Termination or Change in Control” and “Pay vs. Performance Comparison”, and SLB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000095017024006884/slb-20231231.htm), which was filed with the SEC on January 24, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information about the directors and executive officers of ChampionX, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ChampionX’s proxy statement for its 2024 Annual Meeting of Shareholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001723089/000172308924000079/championx-20240401.htm), which was filed with the SEC on April 3, 2024, including under the sections entitled “Executive Compensation Highlights”, “Director Compensation”, “2023 Director Compensation Table”, “Security Ownership of Certain Beneficial Owners and Management”, “Compensation Discussion and Analysis”, “Key Compensation Overview for 2023”, “Elements of Our Executive Compensation Program”, “Long-Term Equity Incentive Compensation”, “Additional Executive Compensation Governance Considerations”, “Executive Compensation Tables”, “Potential Payments upon Termination or Change-in-Control”, and “Pay-versus-Performance” and ChampionX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308924000011/championx-20231231.htm), which was filed with the SEC on February 6, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. Investors may obtain free copies of these documents from SLB or ChampionX using the sources indicated above.

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